ANNEX 2 -ANNOUNCEMENTS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
1 December 2012 to 16 January 2013

National Grid plc (‘National Grid’)
16th January 2013

Notification of Directors’ Interests
- Dividend Reinvestment

National Grid earlier today received notification from the Trustee, that Steve Holliday became interested in a total of 606 shares held under the National Grid Share Matching Scheme, allotted today under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 702.5p per share.

National Grid also received notification from the investment manager of Sir Peter Gershon’s personal pension scheme of having received a further 312 shares allotted today under the terms of the Scheme at the Scrip Dividend Reference Price of 702.5p per share. And his ISA manager has notified the purchase, today, of 74 shares at 695.6753p.

The Directors total interests after these changes are:

Director	Total interest after event

Steve Holliday	2,157,224

Sir Peter Gershon	41,486

Contact: D C Forward, Assistant Secretary
0207 004 3226

Wednesday, 16 January 2013

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 26,535,156 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2012/13 interim dividend, National Grid’s registered capital from 16 January 2013 consists of 3,794,575,998 ordinary shares, of which 129,893,006 shares are held as treasury shares; leaving a balance of 3,664,682,992 shares with voting rights.

The figure 3,664,682,992 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana (020 7004 3116)

National Grid plc (“NG”)

8th January 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 40,543 NG ordinary shares under the scheme was confirmed by the Trustee late Monday, 7th January, the shares having been purchased in the market on the same day, at a price of 695.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steven Holliday	17 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steven Holliday	2,156,618 Ordinary Shares

Andrew Bonfield	767,247 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Thursday, 3 January 2013

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today 5,252 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 3 January 2013 consists of 3,768,040,842 ordinary shares, of which 129,893,006 are held as treasury shares; leaving a balance of 3,638,147,836 shares with voting rights.

The figure of 3,638,147,836 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  Arit Amana (020 7004 3116)

Wednesday, 2 January 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 December 2012 consisted of 3,768,040,842 ordinary shares, of which 129,898,258 are held as treasury shares, leaving a balance of 3,638,142,584 shares with voting rights.

The figure of 3,638,142,584 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana (020 7004 3116)

20 December 2012

National Grid plc (‘National Grid’)

Director’s Other Appointment

In accordance with Listing Rule 9.6.14 R (2), National Grid notes that Mark Williamson is a non-executive director of Alent plc which was listed on the London Stock Exchange yesterday, 19 December 2012.

There are no other changes to the information set out in Listing Rules 9.6.13 R (2) to 9.6.13 R (6) in respect of Mark Williamson.

CONTACT

Alice Morgan
Assistant Company Secretary

0207 004 3228

17 December 2012

National Grid plc
National Grid notes receipt of Ofgem RIIO T1 & GD1 price control final proposals

Ofgem today published final proposals in respect of the RIIO-T1 and RIIO-GD1 price controls due to run for eight years to 31 March 2021. The draft licence amendments are expected to be published later this week, and Ofgem’s final direction issued in late January or early February. After that direction is issued, parties may either respond within 20 working days or the licence amendments as directed, will come in to effect from 1 April 2013.

The final proposals cover all of National Grid’s transmission and distribution owner and system operator businesses in the UK, with a regulated asset value in excess of £22bn and a significant proposed investment programme over the next eight years. As such the proposals are both lengthy and wide ranging and will take some time to review in detail before a final decision can be made about the overall acceptability of some or all of the plans.

As a result, as previously stated, we do not expect to be able to provide the market with a further update much before the deadline for communicating our final decision to Ofgem, which should be no later than early March 2013.

CONTACTS

National Grid:

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Victoria Davies	+44 20 7004 3171	+44 7771 973 447 (m)
Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)
Media
Isobel Rowley Chris Mostyn Gemma Stokes	+44 19 2665 5275 +44 20 7004 3149 +44 19 2665 5272	+44 7917 211116 (m) +44 7774 827710 (m) +44 7974 198333 (m)
Brunswick
Tom Burns Kate Holgate	+44 20 7404 5959 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes,  restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict.  For further details regarding  these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts.  In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

Monday 10 December 2012

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid has been notified that, earlier today, 15,687 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 10 December 2012 consists of 3,768,040,842 ordinary shares, of which 129,898,258 are held as treasury shares; leaving a balance of 3,638,142,584 shares with voting rights.

The figure of 3,638,142,584 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

10th December 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,033 NG ordinary shares under the scheme was confirmed by the Trustee late Friday,7th December, the shares having been purchased in the market on the same day, at a price of 705 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,156,601 Ordinary Shares

Andrew Bonfield	767,229 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Monday 3 December 2012

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital at 30 November 2012 consisted of 3,768,040,842 ordinary shares, of which 129,913,945 are held as treasury shares; leaving a balance of 3,638,126,897 shares with voting rights.

The figure of 3,638,126,897 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226